UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ORBITZ WORLDWIDE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

68557K109
(CUSIP Number of Class of Securities (Underlying Common Stock))

James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel
500 West Madison Street, Suite 1000
Chicago, Illinois 60661
(312) 894-5000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:
Brett E. Cooper
Jonathan M. Ocker
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,385,387	$99

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,291,040 shares of the common stock, par value $0.01 per share, of Orbitz Worldwide, Inc. with an aggregate value of $1,385,387 as of April 16, 2010 will be exchanged pursuant to the exchange offer, which may not occur. The aggregate value of such options was calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99	Filing Party: Orbitz Worldwide, Inc.
Form or Registration No.: 005-83537	Date Filed: May 3, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.I

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2010 (the “Schedule TO”), as amended by Amendment No. 1 filed with the SEC on May 10, 2010, relating to an offer by Orbitz Worldwide, Inc., a Delaware corporation (the “Company” or “Orbitz Worldwide”), to eligible employees, subject to specified conditions, to exchange certain underwater stock options (with an exercise price of $15.00 per share) to purchase up to 1,291,040 shares of the Company’s common stock, par value $0.01 per share, for a lesser number of new stock options to be granted under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated. On May 13, 2010, Orbitz Worldwide received comments from the staff of the SEC on the Schedule TO; this amendment is filed in response to those comments.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO, as amended to date.
     This Amendment No. 2 reflects an amendment which was made on the cover page of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 3, 2010 (the “Offer to Exchange”), attached to the Schedule TO as Exhibit (a)(1)(A) to reflect that the Offer to Exchange has been amended as of the date hereof.
     This Amendment No. 2 also reflects amendments that were made to pages ii and 18 of the Offer to Exchange to amend the disclosure regarding the closing price per share of the Company’s common stock on the New York Stock Exchange (the “NYSE”) and the low sales price per share of the Company’s common stock as reported by the NYSE for the second quarter of 2010.
     This Amendment No. 2 also reflects amendments that were made to page iii of the Offer to Exchange to amend the disclosure regarding the exchange offer in foreign jurisdictions.
     This Amendment No. 2 also reflects amendments that were made to pages 4, 14, 16 and 19 of the Offer to Exchange and to Exhibits (a)(1)(B) and (a)(1)(I) to the Schedule TO to delete references to forfeiture or a time period during which an eligible employee must accept the grant of new options.
     This Amendment No. 2 also reflects amendments that were made to page 17 of the Offer to Exchange to clarify one of the conditions to the exchange offer.
     This Amendment No. 2 also reflects amendments that were made to pages 27 and 28 of the Offer to Exchange to delete Part III, “Section 20. Forward-Looking Statements” and to the table of contents of the Offer to Exchange to remove the entry for Part III, “Section 20. Forward-Looking Statements.”
     This Amendment No. 2 also reflects amendments that were made to Exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(I) to the Schedule TO to reflect that the Offer to Exchange has been amended as of the date hereof. Amended and restated versions of the Offer to Exchange and Exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(I) to the Schedule TO are attached hereto as exhibits.
ITEM 12. EXHIBITS.

Exhibit	Description of Exhibit
(a)(l)(A)	Offer to Exchange, dated May 3, 2010 (as amended and restated on May 18, 2010).

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Communication from Paul Wolfe to All Eligible Employees.

(a)(1)(E)*	Email Communication to Certain Officers of Orbitz Worldwide, Inc. dated May 3, 2010.

(a)(1)(F)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(H)*	Form of Reminder of Expiration of the Offer to Exchange.

(a)(1)(I)	Form of Confirmation of Participation in the Offer to Exchange.

(d)(1)	Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated, effective June 2, 2009 (incorporated by reference to Exhibit 10.3 to the Orbitz Worldwide, Inc. Current Report on Form 8-K filed on June 4, 2009, File No. 001-33599).

Exhibit	Description of Exhibit
(d)(2)*	Form of Stock Option Award Agreement (Non-Executive Employees).

(d)(3)*	Form of Stock Option Award Agreement (Executive Officers).

(d)(4)*	Form of Stock Option Award Agreement (Converted Travelport Equity).

*	Previously filed as an exhibit to the Schedule TO

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBITZ WORLDWIDE, INC.
By:	/s/ James P. Shaughnessy
James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel

Dated: May 18, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit
(a)(l)(A)	Offer to Exchange, dated May 3, 2010 (as amended and restated on May 18, 2010).

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Communication from Paul Wolfe to All Eligible Employees.

(a)(1)(E)*	Email Communication to Certain Officers of Orbitz Worldwide, Inc. dated May 3, 2010.

(a)(1)(F)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(H)*	Form of Reminder of Expiration of the Offer to Exchange.

(a)(1)(I)	Form of Confirmation of Participation in the Offer to Exchange.

(d)(1)	Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated, effective June 2, 2009 (incorporated by reference to Exhibit 10.3 to the Orbitz Worldwide, Inc. Current Report on Form 8-K filed on June 4, 2009, File No. 001-33599).

(d)(2)*	Form of Stock Option Award Agreement (Non-Executive Employees).

(d)(3)*	Form of Stock Option Award Agreement (Executive Officers).

(d)(4)*	Form of Stock Option Award Agreement (Converted Travelport Equity).

*	Previously filed as an exhibit to the Schedule TO